Filed by First Defiance Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:      Commercial Bancshares, Inc.

Commission File No. 000-27894

NEWS RELEASE
Contact:

Donald P. Hileman

President and CEO

First Defiance Financial Corp.

419-782-5104

dhileman@first-fed.com

Robert E. Beach

President and CEO

Commercial Bancshares, Inc.

419-294-5781

robert.beach@csbanking.com

For Immediate Release

FIRST DEFIANCE FINANCIAL CORP. RECEIVES REGULATORY APPROVAL FOR PROPOSED MERGER

DEFIANCE, OHIO & UPPER SANDUSKY, OHIO (December 13, 2016) – First Defiance Financial Corp. (“First Defiance”) (NASDAQ: FDEF) and Commercial Bancshares, Inc. (“Commercial”) (OTCQX: CMOH) announced today that the Office of the Comptroller of the Currency has approved the merger of The Commercial Savings Bank, the wholly owned subsidiary of Commercial, into First Defiance’s wholly owned bank subsidiary, First Federal Bank of the Midwest, and that the Federal Reserve Board agreed to waive the requirement that First Defiance file an application for the merger of Commercial into First Defiance and the related bank mergers.

“We are pleased to complete this key regulatory step. We remain on schedule with all of our integration tasks and look forward to a first quarter close,” stated Donald P. Hileman, President and Chief Executive Officer of First Defiance. “We are excited to have our two companies joining to better serve Commercial’s customers and communities.”

The acquisition includes seven, full-service Commercial Savings Bank offices located in Hancock, Wyandot and Marion counties in Ohio and a loan production office located in Worthington, Ohio. All full-service office locations will be re-branded as First Federal Bank.

The transaction was announced in August and is expected to close on February 24, 2017, pending shareholder approval and the satisfaction of other closing considerations.

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About First Defiance Financial Corp.

First Defiance Financial Corp., headquartered in Defiance, Ohio, is the holding company for First Federal Bank of the Midwest and First Insurance Group. First Federal Bank operates 34 full-service branches and numerous ATM locations in northwest Ohio, southeast Michigan and northeast Indiana and a loan production office in Columbus, Ohio. First Insurance Group is a full-service insurance agency with six offices throughout northwest Ohio. For more information, visit the company’s Web site at www.fdef.com.

About Commercial Bancshares, Inc.

Commercial Bancshares, Inc, headquartered in Upper Sandusky, Ohio, is the financial holding company for The Commercial Savings Bank and Commercial Financial and Insurance Agency, LTD. The Commercial Saving Bank operates 7 full-service branches and a loan production office in Worthington, Ohio.

Important Information for Investors and Shareholders

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities of First Defiance. First Defiance has filed a registration statement on Form S-4 and other documents regarding the proposed transaction referenced in this news release with the Securities and Exchange Commission (“SEC”) to register the First Defiance common shares to be issued to the shareholders of Commercial. The registration statement includes a proxy statement/prospectus, which will be sent to the shareholders of Commercial in advance of its special meeting of shareholders to be held to consider the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC in connection with the proposed transaction because they contain important information about First Defiance, Commercial and the proposed transaction. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, without charge, by directing a request to First Defiance Financial Corp., 601 Clinton Street, Defiance, Ohio 43512, Attn.: Investor Relations.

First Defiance and Commercial and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Commercial in connection with the proposed merger. Information about the directors and executive officers of First Defiance is set forth in the proxy statement for First Defiance's 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 10, 2016. Information about the directors and executive officers of Commercial is set forth in the proxy statement for Commercial’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 7, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

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Safe Harbor Statement

This news release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be safe harbors created thereby. Those statements may include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, forecasts and plans of First Defiance Financial Corp. and its management. These forward-looking statements involve numerous risks and uncertainties, including a failure to satisfy the conditions to closing for the merger in a timely manner or at all; failure of the Commercial shareholders to approve the merger; failure to obtain the necessary regulatory approvals or the imposition of adverse regulatory conditions in connection with such approvals; the successful completion and integration of the transaction contemplated in this release; the retention of the acquired customer relationships; disruption to the parties' businesses as a result of the announcement and pendency of the transaction; adverse changes in economic conditions; the impact of competitive products and prices; and the other risks set forth in filings with the Securities and Exchange Commission ("SEC"), including our Annual Report on Form 10-K for the year ended December 31, 2015. One or more of these factors have affected or could in the future affect First Defiance's business and financial results in future periods and could cause actual results to differ materially from plans and projections. Therefore, there can be no assurances that the forward-looking statements included in this news release will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by First Defiance or any other persons, that our objectives and plans will be achieved. All forward-looking statements made in this news release are based on information presently available to the management of First Defiance. We assume no obligation to update any forward-looking statements.

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